The Putnam Fund for Growth and Income
77l Changes in accounting principles and practices


In January 2013, ASU 2013 01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, amended ASU No. 2011 11, Disclosures about Offsetting Assets and Liabilities. The ASUs create new disclosure requirements requiring entities to disclose both gross and net information for derivatives and other financial instruments that are either offset in the Statement of assets and liabilities or subject to an enforceable master netting arrangement or similar agreement. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. Putnam Management is currently evaluating the application of ASU 2013 01 and ASU 2011 11 and their impact, if any, on the funds financial statements.